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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*



                        Lithium Technology Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   536808306
        ---------------------------------------------------------------
                                (CUSIP Number)

 John H. Chu, Esq., Chu, Ring & Hazel LLP, 253 Summer Street, Boston, MA 02210
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 9, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 536808306                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lithium Link LLC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 536808306                                      PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Interlink Management Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        Amendment No. 7 to Schedule 13D

     Lithium Link LLC, a Delaware limited liability company ("Lithium Link"), and Interlink Management Corporation ("Interlink"), each hereby amends and supplements its statement on Schedule 13D relating to the common stock, par value $0.01 per share ("Common Stock"), of Lithium Technology Corporation, a Delaware corporation (the "Issuer"), originally filed with the Commission on October 2, 1997, and amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 12, 1997 and Amendment No. 2 filed with the Commission on February 18, 1998 and Amendment No. 3 filed with the Commission on July 2, 1998 and Amendment No. 4 filed with the Commission on July 30, 1998 and Amendment
No. 5 filed with the Commission on August 14, 1998 and Amendment No. 6 filed with the Commission on February 4, 1999. The Schedule 13D of Lithium Link is hereinafter referred to as the "Statement".

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and supplemented as follows:

The response to Item 3 is incorporated herein by reference pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Lithium Link has distributed all the shares of Common Stock of the Issuer held by Lithium Link to Lithium Link's members (the "Distribution") and is currently in the process of dissolving its legal existence, all in accordance with the terms and conditions of the Operating Agreement of Lithium Link. Immediately prior to giving effect to the Distribution, each of Interlink and Lithium Link was deemed to beneficially own 21,875,138 shares of Common Stock which together with the 23,052,185 shares of Common Stock reported to be outstanding by the Issuer in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, constituted approximately 48.7% of the total outstanding shares of the Issuer, as determined under Rule 13d-3 of the Securities and Exchange Commission. After giving effect to the Distribution, each of Interlink and Lithium Link no longer beneficially owns any shares of Common Stock or any other securities of the Issuer.

Except as set forth above and as set forth in the Statement and this Amendment No. 7, none of the Reporting Entities has effected any transactions in the Common Stock during the past 60 days.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.


                  [remainder of page left intentionally blank]

                                   SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: October 25, 1999


INTERLINK MANAGEMENT CORPORATION


By: /s/ Neil Bush
   ------------------------------------
   Neil Bush
   Chairman


LITHIUM LINK LLC

By:  INTERLINK MANAGEMENT CORPORATION, Manager


By: /s/ Neil Bush
   ------------------------------------
   Neil Bush
   Chairman